LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED JUNE 25, 2007

The following discussion of the results of operations of the Company for the last fiscal year ending February 28, 2007, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended February 28, 2007. All amounts are in Canadian dollars unless otherwise stated.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and an option to earn a 100% interest in a private company, which holds an option to earn an 85% interest in a co-operative joint venture company that has the option to mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometers in Hebei Province, People’s Republic of China. The Company staked three claim blocks consisting of a total of 148 mining claims in Alaska.

As at February 28, 2007, the Company had a working capital deficit of $651,053 as compared to a working capital of $69,670 at February 28, 2006. For the year ending February 28, 2007, the Company had a net loss of ($3,898,870) or $(0.06) per share as compared to a net loss of ($810,105 –re-stated) or $(0.01) per share for the year ended February 28, 2006.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

		February 28, 2007	February 28, 2006 (re-stated)	February 28, 2005 (re-stated)
Net sales or total revenues		$nil	$ nil	$ nil
Net income or (loss) before discontinued
items or extraordinary items		(3,898,870)	(810,105)	(748,369)
-	total
-	per share undiluted	(0.06)	(0.01)	(0.01)
-	per share diluted	(0.06)	(0.01)	(0.01)
Net income or loss after discontinued operations
-	total	(3,898,870)	(810,605)	(748,369)
-	per share undiluted	(0.06)	(0.01)	(0.01)
-	per share diluted	(0.06)	(0.01)	(0.01)
Total assets		737,873	669,057	625,554
Total long-term financial liabilities		$nil	$ nil	$ nil
Cash dividends declared per share		$nil	$ nil	$ nil

Results Of Operations

We have not received any revenue since our entry into the mineral exploration business.

Mining and Exploration Operations

Fish Creek

On October 3, 2006, the Company announced that six new geographical targets had been located on the Fish Creek Property. Teryl Resources Corp. and Linux Gold Corp. plan to implement an exploration program this year on the property. The Company has received permits to conduct exploration drilling on the property.

On March 22, 2005, we announced that an amending agreement had been completed extending the term of the original Fish Creek Claims agreement between the Company and Teryl Resources Corp. (a related company) until March 5, 2007. The consideration for the extension is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. All other terms of the original agreement remain the same. On March 5, 2007 the agreement was further amended to extended to March 5, 2009 with all the other terms remaining the same.

In September 2004, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16, 2004. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes -were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it was recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

TY Gold Property, Bralorne Mining District, British Columbia

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the and license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of the Company in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (⅓ of an ounce) of gold per tonne.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

In December we announced that announce that Curt Freeman, senior geologist for Avalon development, has been retained to evaluate and complete a report on the two gold properties in Fengning, Hebei Province, China. The main objective is to identify drill targets, and to prove sufficient economic gold reserves to feed the 50 ton per day pilot mill, which is currently on the property in China.

The sampling program on the Wang Yuan Mine known gold zones has been completed and is being prepared for gold assays.

The term of the license is effective until a production decision is made by the Company.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia. The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the year ending February 28, 2005. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

Granite Mountain Claims

On February 22, 2007, the Company announced a 2007 exploration program. The exploration program on the Dime Creek and Quartz Creek (near Granite Mountain, Alaska) will consist of mapping historical placer workings, collecting pan samples from the placer workings and in unmined ground, and to analyze the concentrates for gold, platinum and uranium. The goal of this program is top identify placer and lode drill targets, and determine the source of the high grade pan concentrates for potential lode deposits.

On December 6, 2006, the Company announced that it has received a report on the 2006 exploration program from Jeff Keener, its project geologist. The report indicated that new gold anomalies were discovered. On December 27, 2006, the Company further announced that the preliminary results indicate two new and significant gold anomalies: one at the head of the Kiwalik River; and the other on the lower trench of Quartz Creek.

On November 6, 2006, the Company announced the results of a preliminary heavy mineral sampling program on the Dime Creek mineral property.

On August 16, 2006, the Company announced that 136 new State of Alaska mining claims had been staked. The new claims link the Kiwalik and Peace claim blocks, thereby forming one contiguous black of claims.

On July 12, 2006, the Company announced that a minimum of 3,000 linear feet had been contracted for drilling. The drilling is to commence during the fourth week of July, 2006.

On June 6, 2006 the Company announced that an analysis of soil and rock samples has been completed. The analysis support the planned 2006 drilling and exploration plan.

On March 30, 2006, the Company announced drilling and exploration plan for 2006. The proposed budget to accomplish the goals is US$1,500,000. Contracts and permits are currently being negotiated and applied for to start-up field work on July 1st, 2006.

On March 25, 2005, the Company announced that several mineralized areas in western Alaska, near Granite Mountain on the eastern Seward Peninsula, had been staked by Linux. These claims include the Kiwalik Claim Block which comprises 148 mining claims, the Peace River claim Block which comprises 16 mining claims and the Dime Creek Claim Block which comprises 12 mining claims. In 2005, the Company proposes to conduct an airborne geophysical survey of the Granite Mountain area to map structure, rock contact and potentially mineralized zones below the extensive tundra cover. A detailed geochemical and ridgeline mapping survey of the Peace River and Kiwalik claims is planned to further develop a geologic map and to identify meal rich areas for potential drill targets. As initial placer examination of the Dime Creek claims is also planned, to include mapping and panning of previous mine workings and adjacent virgin gravel, in addition to mapping and sampling of bedrock outcrop.

Tolovana District Claims

On September 27, 2006, the Company announced that in May of 2006 6,400 acres of mineral exploration claims were staked in the Livengood-Tolovana Mining District, in the State of Alaska.

General and Administrative Expenses

During fiscal 2007, we received $nil in revenues from operations as compared to $nil revenues in 2006.

Administrative expenses in 2007 totaled $2,870,281 as compared to $501,014 in 2006. Interest Expense of $1,260,670 is due to the convertible debenture entered into in May of 2006 and which will be fully paid off in December of 2007. Consulting and subcontract expenses increased to $869,125 in 2007 from $133,953 in 2006 mainly due to increased exploration. Travel expenses increased to $445,132 in 2007 from $23,902 in 2006 due to increased participation in trade shows. Office, rent and telephone expenses decreased to $110,824 in 2007 from $198,856 in 2006 due to sharing of these expenses with other related companies.

Mining Exploration Costs increased to $1,074,870 in 2007 compared to $309,091 (re-stated) in 2006. This reflects the exploration of the Granite Mountain property.

Discontinued Operations

During fiscal 2002, we discontinued the business operations of our wholly owned subsidiary, Linux Wizardry, Inc.

The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States. The functional and reporting currency is the Canadian dollar. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue $	Net Loss $	Loss Per Share

February 28, 2007	-	(1,387,508)	(0.02)
November 30, 2006	-	(858,204)	(0.01)
August 31, 2006	-	(1,182,932)	(0.02)
May 31, 2006	-	(470,226)	-
February 28, 2006	-	(235,249)	-
November 30, 2005	-	(191,493)	-
August 31, 2005	-	(203,827)	-
May 31, 2005	-	(200,036)	-

Liquidity and Capital Resources

Subsequent to the year end, on June 1, 2007 a private placement was completed and 2,825,000 units, consisting of one share of restricted common stock of Linux Gold Corp. and one ½ warrant, exercisable at either $0.25 in the first year of $0.30 in the second year were issued. Gross proceeds of $565,000 were raised.

On November 18, 2004, a private placement was completed and 1,219,500 units were issued for total proceeds of $241,424. Each unit consists of one common share and one half share-purchase warrant. Two warrants will enable the investor to purchase one additional common share at an exercise price of US$0.20 during the first year or US$0.25 during the second year.

We intended the use of proceeds of the Offering Memorandum as follows:

Exploration of the China Hebei Province gold property	$ 500,000
B.C. Lillooet Mining Claims property	$ 100,000
Working capital	$ 310,000
Commissions	$ 75,000
Cost of offering	$ 15,000

The Company only reached approximately 25% of the maximum amount of its Offering Memorandum. The amount of $241,424 was only enough to help fund the working capital deficit.

On December 22, 2004, the Company completed a private placement and issued 2,777,777 units at a price of $0.18 per unit for proceeds of US$500,000. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share for a two-year period. 208,833 shares were issued as a finder’s fee. The proceeds from this private placement, $620,850, were applied as follows:

Property Exploration of the Fish Creek property	$2,112
Property Exploration of the TY Gold	$10,000
Working capital	$606,553
Cost of offering	$2,185

The Company issued 87,500 common shares for total proceeds of US$8,750 pursuant to the exercise of stock options.

The Company issued 93,750 common shares for total proceeds of US$10,838 pursuant to the exercise of stock options during the year ended February 28, 2006.

The Company issued 92,500 common shares for total proceeds of $21,825 pursuant to the exercise of warrants during the year ended February 28, 2006.

A private placement for 3,000,000 units at US$0.20 per unit, to raise US$600,000 closed on February 22, 2006. Each unit consists of one common share and one-half warrant. Two one-half warrants will enable the holder to acquire an additional common share over a two year period at US$0.25 in the first year and US$0.30 in the second year. A finders fee of 100,000 shares was issued. Proceeds from this private placement are to be applied as follows:

Granite Mountain Exploration	$250,000
Commission	$45,000
Working capital and Accounts Payable	$295,000
Cost of offering	$10,000

As at February 28, 2007, the Company had working capital deficit of $651,053 as compared to a working capital of $69,670 at February 28, 2006.

The Company will need to keep obtaining financing to continue its ongoing operations. In the past, the Company has derived most of its development and operating capital primarily from the issuance of its common stock.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. The President of the Company has provided his commitment to provide and/or arrange any funds necessary to maintain the ongoing operations and status of a publicly traded company on mutually agreeable. In the event that the President of the Company was not able to raise funds, and no other sources of capital were available to us in the future on a reasonable financial basis, the Company would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Related Party Transactions

For the year ended February 28, 2007, the Company incurred management fees of $30,000 (2006 -$30,000) to a company controlled by the spouse of the President of the Company.

For the year ended February 28, 2007, we incurred director’s fees of $12,000 (2006 - $12,000) for our President and Chairman of the Board.

At February 28, 2007, the Company is indebted to a company controlled by the spouse of the President of the Company in the amount of $144,867 (2006 – ($18,658)), representing unpaid management fees and advances. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

Additional Disclosure for Venture Issuers Without Significant Revenue

During the year ended February 28, 2007, the Company incurred the following amounts on its mineral property claims:

		February 28, 2007
		British
	Alaska	Columbia	China	Total

Exploration and development costs:
Assaying	$130,544	$–	$–	$130,544
Field supplies and other	609,856	–	–	609,856
Staking and recording fees	26,357	–	–	26,357
Geological consulting	105,655	–	–	105,655
Transportation	202,458	–	–	202,458

Incurred during the year	$1,074,870	$–	$–	$1,074,870

		February 28, 2006
		British
	Alaska	Columbia	China	Total
Exploration and development costs:
Staking and recording fees	$33,938	$–	$–	$33,938
Geological consulting	229,442	3,875	–	233,317
Transportation	41,836	–	–	41,836
Incurred during the year	$305,216	$3,875	$–	$309,091

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 71,250,099 were issued and outstanding as at February 28, 2007.

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 28, 2007		February 28, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Balance, beginning of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21
Granted	7,500,002	US$ 0.50	1,500,000	US$ 0.25
Exercised	(52,500)	US$ 0.25	(92,500)	US$ 0.25
Forfeited / Expired	(16,000)	US$ 0.08	(160,000)	US$ 0.23
Balance, end of year	12,242,529	US$ 0.39	4,811,027	US$ 0.20

Subsequent to 2007 fiscal year end the Company collected $14,600 of share subscription receivable.

As at February 28, 2007, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2007	2006

November 18, 2005/2007	$ 0.20/$ 0.25	517,250	533,250
December 6, 2007	$ 0.18	2,777,777	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	1,447,500	1,500,000
May 8, 2011/May 8, 2016	$ 0.50/$ 0.52	5,625,001	0
June 28, 2011/ June 28, 2016	$ 0.50/$ 0.52	1,875,001	0

		12,242,529	4,811,027

During the year ended February 28, 2007, 2,777,777 warrants set to expire on December 6, 2006 were extended to December 6, 2007, and 517,250 warrants set to expire on November 18, 2006 were extended to November 18, 2007.

A summary of the Company’s stock option activity is as follows:

		Weighted Average	Aggregate Intrinsic
	Number of Options	Exercise Price	Value
Outstanding and exercisable at
March 1, 2006	2,443,750	US$ 0.13	$ 2,280
Granted	1,600,000	US$ 0.35
Exercised	(323,750)	US$ 0.21
Forfeited	–	–
Outstanding and exercisable at
February 28, 2007	3,720,000	US$ 0.22	$ 328,300

As at February 28, 2007, the following share options were outstanding:

	Exercise	Years Ended
	Price	2007	2006

June 9, 2006	$ 0.30	0	150,000
September 17, 2007	$ 0.18	245,000	300,000
February 21, 2008	$ 0.10	1,225,000	1,256,250
February 25, 2008	$ 0.10	425,000	475,000
September 17, 2008	$ 0.10	75,000	100,000
October 20, 2008	$ 0.10	62,500	62,500
April 22, 2009	$ 0.30	75,000	75,000
November 9, 2009	$ 0.20	12,500	25,000
June 29, 2011	$ 0.34	25,000	0
August 9, 2011	$ 0.35	1,500,000	0
November 2, 2011	$ 0.25	25,000	0
December 8, 2011	$ 0.25	50,000	0
		3,720,000	2,443,750

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com